FORM 11-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
ANNUAL REPORT
PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2005
OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission file number 333-106868
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Inter-Tel, Incorporated
Tax Deferred Savings Plan and Retirement Trust
1615 South 52nd Street
Tempe, AZ 85281
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Inter-Tel, Incorporated
1615 South 52nd Street
Tempe, AZ 85281

INTER-TEL, INCORPORATED
TAX DEFERRED SAVINGS PLAN AND RETIREMENT TRUST
Financial Statements and Supplemental Schedule
December 31, 2005 and 2004

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-7

Supplemental Schedule:

Schedule H, Line 4(i) — Schedule of Assets (Held at end of year)	8-15
EX-23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and the Plan Administrator of the
INTER-TEL, INCORPORATED TAX DEFERRED SAVINGS PLAN AND RETIREMENT TRUST
We have audited the accompanying statements of net assets available for benefits of Inter-Tel, Incorporated Tax Deferred Savings and Retirement Trust at December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Inter-Tel, Incorporated Tax Deferred Savings Plan and Retirement Trust at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management, and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ MAYER HOFFMAN MCCANN P.C.
June 15, 2006
Phoenix, Arizona

INTER-TEL, INCORPORATED
TAX DEFERRED SAVINGS PLAN AND RETIREMENT TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004
ASSETS:
Cash and cash equivalents	$15,030	$10,265

Investments, at fair value	67,031,368	58,773,340

Receivables
Employer contribution	1,903,281	1,752,905
Participant contributions	213,505	164,999

Total receivables	2,116,786	1,917,904

Total Assets	69,163,184	60,701,509

LIABILITIES:
Excess contribution refund payable	124,273	109,974

NET ASSETS AVAILABLE FOR BENEFITS	$69,038,911	$60,591,535

See accompanying notes to financial statements.

INTER-TEL, INCORPORATED
TAX DEFERRED SAVINGS PLAN AND RETIREMENT TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2005

Additions:

Contributions:
Employer	$1,905,906
Participant	6,319,163
Rollovers	657,130

Total contributions	8,882,199

Interest and dividends	2,477,970
Net appreciation in fair value of investments	242,117

Total additions	11,602,286

Deductions:
Benefits paid to participants	3,095,694
Administrative expenses	59,216

Total deductions	3,154,910

Net increase	8,447,376

Net assets available for benefits, beginning of year	60,591,535

Net assets available for benefits, end of year	$69,038,911

See accompanying notes to financial statements.

INTER-TEL, INCORPORATED
TAX DEFERRED SAVINGS PLAN AND RETIREMENT TRUST
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
(1)	Description of the Plan

The following description of the Inter-Tel, Incorporated Tax Deferred Savings Plan and Retirement Trust (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan covering all employees of Inter-Tel, Incorporated and its subsidiaries (the “Company”). Effective January 1, 2001, an employee becomes eligible to participate in the Plan subsequent to the pay period in which the employee completes one hour of service. Effective November 1, 2005, new employees are automatically enrolled at 1% unless they elect not to participate. The Plan was established on December 1, 1984 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions — Each year, participants may contribute to the Plan a percentage or dollar amount of their annual compensation up to the annual IRS maximum through regular payroll deductions. At any time during the year, participants have the opportunity to change the previously elected percentage or dollar deferral. Participants employed by the Company on December 31 of each year are eligible to receive a discretionary matching Company contribution. For 2005, the Company matched 50% of the participant’s basic contribution limited to six percent of the participant’s 2005 compensation. At the Company’s discretion, it may allocate additional funds at the end of each Plan year based on each participant’s salary.

Participant accounts — Each participant’s account is credited with the participant’s contributions, the Company’s contributions and an allocation of Plan earnings. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Participants may elect to have their accounts invested in mutual funds or common stock of the Company as offered by the Plan, or they may elect to have their accounts invested in any combination of common and preferred stocks, bonds and mutual funds, through individual self-directed brokerage accounts.

Vesting — Participants immediately vest in their voluntary contributions plus actual earnings thereon and amounts rolled over from former plans into the Plan. Vesting in the Company’s matching contribution is based on years of continuous service. The employer contribution portion of each participant account vests starting at the first year of service at a graduated amount each year until reaching the sixth year of service. After six years, the participant is 100 percent vested in the employer contribution account.

Forfeitures — Forfeited balances of terminated participants’ nonvested accounts are used to reduce employer contributions. In 2005, forfeitures totaled $130,577 and are reflected as a reduction of the employer contributions receivable and employer contributions at December 31, 2005 in the accompanying financial statements.

Participant loans — Participants can borrow from their fund amounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to twenty years for the purchase of a primary residence. Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates at the time the loan is made as determined by the loan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of benefits - Upon termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability, or retirement, elect to receive annual installments over a 10 year period.

Plan termination - Although it has not expressed any intent to do so, the Company has the discretionary right to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100 percent vested in all of their accounts.

(2)	Significant accounting policies

The significant accounting policies followed by the Plan are as follows:

Investment valuation and income recognition — The Plan’s investments are stated at fair value. Securities and mutual funds traded on national securities exchanges are valued at the last quoted sales price on the principal exchange on which traded. Securities and the limited partnership for which no price is readily available on the valuation date are valued at fair value as determined by the Plan Administrator. Participant loans are valued at their outstanding balances, which approximates fair value. The fair value of units of common/collective trusts are determined by Charles Schwab Trust Company.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets, and the reported amounts of changes in net assets during the year. Actual results could differ from those estimates.

Concentrations of credit risk — The Plan provides for various investment fund options, which in turn invest any combination of mutual and other investment funds.

Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

(3)	Investments

Investment information is summarized as follows:

	December 31
	2005	2004
Investments at fair value:
Common stock	$8,236,736	$7,076,257
Preferred stock	3,645	3,750
Corporate obligations	51,714	61,039
Common/collective trusts	3,858,278	1,955,373
Money market accounts	8,551,687	8,114,166
Mutual funds	44,368,577	38,506,142
Unit investment trusts	317,142	1,560,551
Participant loans	1,579,458	1,435,900
Other assets	10,186	—
Limited partnerships	11,133	17,350
Promissory note	12,612	12,612
Limited liability company units	30,200	30,200

Total investments, at fair value	$67,031,368	$58,773,340

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Common stock	$(513,019)
Preferred stock	(102)
Corporate obligations	(9,090)
Common/collective trusts	224,493
Mutual funds	549,175
Limited partnerships	1,188
Unit investment trusts	(10,528)

$242,117

Investments that represent five percent or more of the Plan’s net assets at December 31 are as follows:

2005
Schwab Government Securities Fund	$7,669,598
Baron Growth Fund	3,824,734
First Eagle Overseas A	7,011,060
Growth Fund of America R4	6,344,575
Icon Information Tech Fund	3,656,483

2005
Schwab S&P 500 Index Inv	4,862,510
Vanguard Selected Value	4,539,119
Vanguard Windsor II Fund	6,897,170

2004
First Eagle Overseas A	$5,153,620
Growth Fund of America CL F	5,332,963
Icon Information Tech Fund	4,075,227
Inter-Tel, Incorporated Common Stock	4,126,330
Pimco Renaissance Fund D	5,197,518
Schwab Government Security Fund	7,230,469
Schwab S&P 500 - Investor SHS	4,364,578
Vanguard Windsor II Fund	5,589,981
(4)	Administrative expenses

Substantially all of the Plan’s administrative expenses, except for record-keeper fees, are paid by the Company.

(5)	Party-in-interest transactions

Certain plan investments are shares of common stock of the Company or are funds held and managed by Charles Schwab Trust Company, the trustee; therefore, these transactions qualify as party-in-interest transactions. Fees paid and accrued by the Plan to the trustee for administrative fees amounted to $59,216 for the year ended December 31, 2005.

(6)	Income tax status

The Plan has received a determination letter from the Internal Revenue Service dated February 11, 2004 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (''the Code”) and, therefore, the related trust is exempt from taxation. Subsequent amendments have been structured to and are intended to maintain the Plan’s tax status. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

INTER-TEL, INCORPORATED	EIN: 86-0220994
TAX DEFERRED SAVINGS PLAN AND RETIREMENT TRUST: PLAN #001
SCHEDULE H, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

		(c) Description of
		investment including
		maturity date and rate
	(b) Identity of issue, borrower,	of interest, collateral,		(e) Current
(a)	lessor or similar party	par or maturity value	(d) Cost	value
	Common stocks:		**
	AT&T Inc	9,000 shares	**	$220,410
	ABB Ltd ADR	400 shares	**	3,888
	ADAPTEC	200 shares	**	1,164
	Advanced Photonix CL A	1,000 shares	**	2,760
	Advanced Viral Research	13,000 shares	**	910
	Alexander & Baldwin, Inc.	50.694 shares	**	2,750
	Allianz AG ADR	300 shares	**	4,542
	Aluminum Corp China ADR	6 shares	**	458
	Amazon Com, Inc.	200 shares	**	9,430
	Amdocs Limited	200 shares	**	5,500
	America Movil ADR	300 shares	**	8,709
	American Cap Strategies, Ltd	100 shares	**	3,621
	American International Group	5,000 shares	**	341,150
	American Technology Corp	2,000 shares	**	6,620
	Amerisourcebergen Corp	200 shares	**	8,280
	Ameritrade Hldg Corp	200 shares	**	4,800
	Amgen Incorporated	49 shares	**	3,864
	Amicas, Inc.	1,548 shares	**	7,678
	Amsurg Corp	90 shares	**	2,057
	Amylin Pharmaceuticals, Inc	2,000 shares	**	79,840
	Anglogold Ashanti ADR	50 shares	**	2,466
	Anheuser Busch Co. Inc.	300 Shares	**	12,888
	Apple Computer, Inc.	110 shares	**	7,908
	Applied Digital Solu	1,753 shares	**	5,013
	Applied Materials, Inc.	400 shares	**	7,176
	Arthrocare Corp	100 shares	**	4,214
	Barrick Gold Corporation	400 shares	**	11,148
	Best Buy, Inc.	225 shares	**	9,783
	BHP Billiton Ltd ADR	100 shares	**	3,342
	Bluefly, Inc.	2,597 shares	**	2,909
	Broadwing, Corp	4 shares	**	24
	Brown & Brown, Inc.	600 shares	**	18,324
	CB Richard Ellis Group, Inc.	50 shares	**	2,942
	Cal Dive International, Inc.	100 shares	**	3,589
	Calamp Corp	200 shares	**	2,098
	Calpine Corporation	1,000 shares	**	208
	Castelle, Inc.	300 shares	**	930
	Celgene Corp	60 shares	**	3,888
	Cemex SA ADR	30 shares	**	1,780
	China Pete & Chem ADR	45 shares	**	2,232
	Cinergy Corp	40 shares	**	1,698
	Cisco System, Inc.	3,350 shares	**	57,352
	Coca Cola Company	352.622 shares	**	14,214
	Coeur D Alene Mines CP	5,500 shares	**	22,000

		(c) Description of
		investment including
		maturity date and rate
	(b) Identity of issue, borrower,	of interest, collateral,		(e) Current
(a)	lessor or similar party	par or maturity value	(d) Cost	value
	Conexant Systems, Inc.	1,000 shares	**	2,260
	Conoco Phillips	200.985 shares	**	11,693
	Consolidated Edison, Inc.	40 shares	**	1,853
	Covad Commun Group, Inc.	750 shares	**	735
	Coventry Health Care, Inc.	6,000 shares	**	341,760
	Critical Path, Inc.	6 shares	**	2
	Cryptologic, Inc.	200 shares	**	3,918
	Cummins Engine, Inc.	35.391 shares	**	3,175
	Cyberonics, Inc.	100 shares	**	3,230
	Davita, Inc.	45 shares	**	2,279
	Dell, Inc.	500 shares	**	14,975
	Desire Petroleum ORD	1,000 shares	**	566
	Devon Energy CP	100 shares	**	6,254
	Digital Lightwave, Inc.	210 shares	**	44
	DSL.net, Inc.	1,000 shares	**	40
	Dun & Bradstreet, Corp	4,000 shares	**	267,840
	Earthshell, Corp	8,000 shares	**	16,000
	EBay, Inc.	426 shares	**	18,412
	Edulink, Inc.	43,000 shares	**	17
	Emulex, Corp	600 shares	**	11,874
	Encana Corporation	80 shares	**	3,613
	Exxon Mobil Corporation	300.988 shares	**	16,906
	First Horizon National Corp	40 shares	**	1,538
	Flextronics International, Ltd.	600 shares	**	6,264
	Forest Labs, Inc.	100 shares	**	4,068
	Foster Wheeler, Ltd	900 shares	**	1,818
	Foster Wheeler ORD	45 shares	**	1,655
	Foundry Networks, Inc.	50 shares	**	690
	Freeport-McMoran Copper & Go CL B	200 shares	**	10,760
	Freescale SemiConductor CL B	161 shares	**	4,052
	Frontline Ltd ORD	203.415 shares	**	7,713
	Frozen Food Express INDS	270 shares	**	2,978
	Garmin, Ltd	100 shares	**	6,635
	General Electric Company	2,117.019 shares	**	74,202
	Global Industries	70 shares	**	795
	Globalstar Telecom ORD	500 shares	**	5
	Goldcorp, Inc.	500 shares	**	11,140
	Goldspring, Inc.	20,000 shares	**	440
	Great Plains Energy, Inc.	50 shares	**	1,398
	Gunslinger Records, Inc.	42,500 shares	**	43
	Hewlett-Packard Company	689 shares	**	19,726
	Hollis-Eden Pharmaceuticals, Inc.	1,000 shares	**	4,840
	Home Depot, Inc.	1,291.157 shares	**	52,266
	HSBC HLDGS PLC ADR	25 shares	**	2,012
	Imergent, Inc.	250,000 shares	**	1,650,000
	IMPath Liquidating TR	16 shares	**	32
	Intel Corp	4,664.4 shares	**	116,423
	Inter-Tel Inc. Common Stock	169,106 shares	**	3,309,404
	Intl Business Machines	102.679 shares	**	8,440
	Intl Game Technology	11 shares	**	339
	Intuitive Surgical	50 shares	**	5,864
	Ionatron, Inc.	3,000 shares	**	30,330
	Iridium World Communications CL	60 shares	**	1
	ISCO International, Inc.	4,640 shares	**	1,485

		(c) Description of
		investment including
		maturity date and rate
	(b) Identity of issue, borrower,	of interest, collateral,		(e) Current
(a)	lessor or similar party	par or maturity value	(d) Cost	value
	K-Tel Intl Inc.	362 shares	**	9
	Keyspan Corp	45 shares	**	1,606
	Knightsbridge Tankers, Ltd.	102.253 shares	**	2,480
	Level 3 Communications, Inc.	2,000 shares	**	5,740
	Ligand Pharmaceuticals Class B	300 shares	**	3,345
	Lowes Companies	1,472.837 shares	**	98,179
	Lucent Technologies, Inc.	18,368 shares	**	48,859
	Mangosoft Inc.	9 shares	**	36
	Marvel Entertainment, Inc.	100 shares	**	1,638
	Marvell Tech Group, Ltd.	100 shares	**	5,609
	Maxim Integrated prods, Inc.	65 shares	**	2,356
	Maxtor Corp	1,000 shares	**	6,940
	McHenry Metals Golf Corp	5,000 shares	**	1
	McLeodUSA, Inc.CL A	111 shares	**	1
	Merck & Co, Inc.	1,500 shares	**	47,715
	Microage, Inc. Neomagic Corp.	250 shares	**	1
	Microsoft Corp Network Commerce, Inc.	4,812.07 shares	**	125,836
	Millipore Corp NMS Communications	50 shares	**	3,302
	Motorola Incorporated Nokia Corp	1,723.877 shares	**	38,942
	Movie Gallery, Inc. Nortel Networks Corp.	1,000 shares	**	5,610
	Moving Bytes, Inc. Northpoint Communication Holdings	10,000 shares	**	100
	National-Oilwell, Inc. Northwestern Corp.	92 shares	**	5,768
	Neomagic Corp Novell, Inc.	100 shares	**	856
	Neopharm, Inc. Oilex, inc.	300 shares	**	3,237
	Netflix, Inc. Oracle Corp.	3,140 shares	**	84,968
	Newmont Mining Corp Palm, Inc.	450.454 shares	**	24,054
	NMS Communications Penn Traffic Co.	1,101 shares	**	3,842
	Nokia Corp SPON ADR Perot System Corp.	594 shares	**	10,870
	Nortel Networks CP Petsmart, Inc.	18,865 shares	**	57,727
	Northpoint Commun HLDGS Pfizer, Inc.	1,000 shares	**	1
	Novartis AG NovkPinnacle Systems	50 shares	**	2,624
	O’Reilly Automotive, Inc. PNC Bk Corp.	1,000 shares	**	32,010
	Oilex Inc. Polycom	9,000 shares	**	1
	Oracle Corporation Practiceworks, Inc.	2,200 shares	**	26,862
	Pacific Sunwear California Inc. Priceline.com, Inc.	100 shares	**	2,492
	Packeteer, Inc. Qualcomm, Inc.	100 shares	**	777
	Palm, Inc. Qwest Communications International	7 shares	**	223
	Patterson Companies Read-Rite Corp.	300 shares	**	10,020
	Petrochina CO ADR RF Micro Devices Inc.	35.853 shares	**	2,938
	Pfizer Incorporated Ribozyme Pharm, Inc.	1,000 shares	**	23,320
	Pinnacle West Cap Corp Ritchie Brothers Auctioneers	40 shares	**	1,654
	Polycom Saba Software, Inc.	101 shares	**	1,545
	Priceline.com Inc. Save the World Air, Inc.	33 shares	**	737
	Procter & Gamble Co. Scientific Atlanta, Inc.	195 shares	**	11,287
	Psychiatric Solutions Sears Roebuck & Company	65 shares	**	3,818
	Qwest Communs International, Inc. Siebel Systems, Inc.	1,966.052 shares	**	11,108
	Rayonier, Inc. Sonic Corp.	69.004 shares	**	2,750
	Redhat, Inc. Southtrust Corp.	500 shares	**	13,630
	Regions Financial CP Regions Southwest Airlines	40 shares	**	1,366
	RF Micro Devices, Inc. Spectralink Corp.	100 shares	**	541
	Ritchie Bros Auctioneers Storagenetworks, Inc.	1,000 shares	**	42,250
	Sandisk, Corp. Sun Microsystems, Inc.	200 shares	**	12,564
	Save the World Air, Inc. Sysco Corp.	5,900 shares	**	4,248
	Scientific Atlanta, Inc. Target Corp.	50 shares	**	2,154

		(c) Description of
		investment including
		maturity date and rate
	(b) Identity of issue, borrower,	of interest, collateral,		(e) Current
(a)	lessor or similar party	par or maturity value	(d) Cost	value
	Sonic, Corp. Targeted Genetics Corp.	150 shares	**	4,425
	Southwest Airlines, Co. Teardrop Golf Company	135 shares	**	2,218
	Spectralink, Corp. Techne Corp.	500 shares	**	5,935
	Starbucks, Corp. Telaxis Communications Corp.	30 shares	**	900
	Stericycle, Inc. Telefonos de Mexico	50 shares	**	2,944
	Stryker, Corp. Terayon Communication Systems	1,000 shares	**	44,430
	Sun Microsystems, Inc. Texas Instruments, Inc.	1,200 shares	**	5,028
	Suncor Energy, Inc. The Charles Schwab Corp.	50 shares	**	3,157
	Superconductor Tech Tyco Intl. Ltd.	90 shares	**	39
	Symantec Corp U. S. Physical Therapy, Inc.	200 shares	**	3,500
	Sysco Corp Vitalworks, Inc.	1,000 shares	**	31,050
	Target Corporation Vitesse Semiconductor Corp.	204.515 shares	**	11,242
	Tektronix, Inc. Walgreen Company	100.255 shares	**	2,828
	Telefon DE MX A ADR	200 shares	**	4,848
	Tenaris S A ADR	55 shares	**	6,298
	Terabeam, Inc.	450 shares	**	1,251
	Texas Instruments, Inc.	700 shares	**	22,449
	The Charles Schwab, Inc.	1,000 shares	**	14,670
	Thor Industries, Inc.	100.737 shares	**	4,037
	Tidewater Inc./Citizen Certificates	70.746 shares	**	3,145
	Time Warner, Inc.	100 shares	**	1,744
	TXU Corp	0.487 shares	**	24
	Tyco Intl, Ltd.	500 shares	**	14,430
	Universal Forest Product	55 shares	**	3,039
	Universal Tech Institute	400 shares	**	12,376
	Verisign, Inc.	200 shares	**	4,380
	Vintage Pete, Inc.	0.138 shares	**	7
	Wachovia, Corp.	2,780 shares	**	146,951
	Wal-Mart Store, Inc.	1,030 shares	**	48,204
	Walgreen Co.	203.864 shares	**	9,023
	Washington Mutual Inc.	349 shares	**	15,182
	Wattage Monitor, Inc.	6,000 shares	**	1
	Wellpoint, Inc.	100 shares	**	7,979
	Willis Group Holdings	300 shares	**	11,082
	Xerox Corp.	1.947 shares	**	29
	Zones, Inc.	200 shares	**	1,000
	3Com Corp	100 shares	**	360
	8x8 Inc	2,500 shares	**	4,625

	Total common stocks			8,236,736

	Preferred Stock:
	Annaly Mtg Mgmt PFD	150 shares	**	3,645

	Mutual funds:
	Acadian Emerging Mkts Port Instl CL	384.556 shares	**	9,783
	Allianz RCM Global healthcare Fund	553.710 shares	**	12,342
	Alpine Intl Real Estate Equity FD	558.489 shares	**	16,972
	American Balanced Fund CL	636.292 shares	**	11,339
	Ariel	19,596.986 shares	**	981,221
	Ariel Appreciation Fund	173.686 shares	**	8,115
	Ariel Fund	572.752 shares	**	28,678
	Artisan International Fund	693.896 shares	**	17,563
	Artisan International Value Fund	153.356 shares	**	3,383

		(c) Description of
		investment including
		maturity date and rate
	(b) Identity of issue, borrower,	of interest, collateral,		(e) Current
(a)	lessor or similar party	par or maturity value	(d) Cost	value
	Artisan Midcap FD	176.568 shares	**	5,459
	Artisan Midcap Value Fund	1,946.281 shares	**	36,493
	Baron Asset Fund	65.789 shares	**	3,703
	Baron Growth Fund	84,245.248 shares	**	3,824,734
	Bridgeway Ultra-Small Co Market	1,431.858 shares	**	25,688
	Burnham Financial Services FD	153.261 shares	**	3,241
	Calamos Growth A	31,709.979 shares	**	1,745,951
	Calamos Growth FD CL A	359.156 shares	**	19,775
	Calvert Income Fund	156.452 shares	**	2,622
	Chase Growth Fund	135.062 shares	**	2,620
*	Constellation TIP Health Biotech II	151.472 shares	**	2,414
	Dodge & Cox Balanced Fund	719.391 shares	**	58,515
	Dodge & Cox Intl Stock Fund	3,118.646 shares	**	109,246
	Dodge & Cox Stock Fund	47.009 shares	**	6,450
	Dreyfus Appreciation Fund	902.070 shares	**	35,857
	Dreyfus Midcap Index Fund	419.987 shares	**	11,734
	Dreyfus Premier Emerging Markets CL	639.740 shares	**	13,831
	Dreyfus Small Cap Stock Index	334.815 shares	**	7,178
	Equity Residual PPTY Trust	115.306 shares	**	4,511
	Fairholme Fund	1,725.994 shares	**	43,478
	Fidelity Latin American Fund	154.818 shares	**	4,951
	Fidelity Magellan Fund	314.872 shares	**	33,515
	First Eagle Overseas A	304,299.47 shares	**	7,011,060
	FPA Capital Fund	1,130.048 shares	**	48,456
	Franklin SM Cap Growth CL A	258.826 shares	**	9,763
	Growth Fund of America R4	206,798.399 shares	**	6,344,575
	Growth Fund of America CL Fund	624.787 shares	**	19,181
	Harbor Bond Fund	108.302 shares	**	1,258
	Harbor International Growth Fund	157.841 shares	**	1,733
	Harding Loevner Emerging Markets	598.091 shares	**	20,808
	Hennessy Cornerstone Growth Fund	1,698.097 shares	**	32,875
	ICAP International Fund	206.756 shares	**	6,800
	ICAP Select Equity Port	70.843 shares	**	2,562
	Icon Information Tech Fund	418,361.857 shares	**	3,656,483
	Inst’l Select S&P50 Index	1,773.357 shares	**	17,379
	Janus Growth & Income Fund	405.449 shares	**	14,600
	Janus Mid Cap Value Inv Shares	834.315 shares	**	18,622
	Janus Overseas Fund	138.160 shares	**	4,398
	JPMorgan Core Bond Fund	230,450.174 shares	**	2,449,685
	Laudus US Small Cap Investor Shares	118.289 shares	**	1,453
	Loomis Sayles Bond Fund	3,295.455 shares	**	44,686
	Loomis Sayles Small Cap	651.242 shares	**	16,301
	Managers Fremont Micro Cap Fund	51.921 shares	**	1,648
	Managers Special Equity Fund	36.059 shares	**	3,129
	Meridian Value FD	690.616 shares	**	23,916
	MFA Mortgage Investments	300 shares	**	1,710
	Navellier Mid Cap Growth	1,677.852 shares	**	49,077
	NB Genesis Fund	129.555 shares	**	4,401
	NB International FD Inv Class	821.953 shares	**	17,812
	NB Ltd maturity Bond Fund	480.497 shares	**	4,387
	Oakmark Equity Income FD	6,366.953 shares	**	159,046
	Oakmark Fund	552.269 shares	**	22,577
	Oakmark International Fund	303.547 shares	**	6,836
	Oppenheimer Developing markets CL A	1,229.477 shares	**	44,667

		(c) Description of
		investment including
		maturity date and rate
	(b) Identity of issue, borrower,	of interest, collateral,		(e) Current
(a)	lessor or similar party	par or maturity value	(d) Cost	value
	Oppenheimer Intl Bond Fund CL A	443.664 shares	**	2,556
	Pimco Emerging Markets Bond Fund CL D	452.554 shares	**	5,051
	Pimco Total Return Fund Instl Class	8,166.556 shares	**	85,749
	Pioneer Mid Cap Value Fund CL A	491.4 shares	**	11,469
	Putnam Growth & Income CL A	1,513.304 shares	**	29,857
	Putnam Intl Equity Fund CL A	115.054 shares	**	3,006
	Royce Total Return Fund	1,725.171 shares	**	21,737
	RS Smaller Company Growth Fund	855.139 shares	**	18,052
	Schwab Premier Equity Inv Shares	1,006.438 shares	**	11,433
	Schwab Short-Term Bond Market Index Fund	1,220.634 shares	**	12,133
	Schwab S&P500 Index Inv	253,255.731 shares	**	4,862,510
	Schwab Total Bond Market Index Fund	1,402.208 shares	**	13,868
	Schwab Total Stock Market — Inv	17,583.441 shares	**	375,231
	Schwab 1000 Index Fund — Investor SHA	413.086 shares	**	14,966
	Selected American Shares	841.379 shares	**	33,849
	Senior High Income Portfolio Inc.	112.367 shares	**	632
	Sound Shore Fund	557.620 shares	**	20,426
	SSGA Intl Stock Selection Fund	248.880 shares	**	2,745
	Strong Advisor Common Stock Fund CL Z	726.838 shares	**	15,823
	Tamarack Mico Cap Value Fund CL S	945.072 shares	**	18,920
	Templeton Developing markets Trust	294.034 shares	**	6,886
	Templeton Dragon Fund	185.864 shares	**	3,565
	Templeton Emerging Market Fund	211.617 shares	**	4,116
	Templeton Foreign Fund CL A	2,203.596 shares	**	27,942
	Third Avenue Value Fund	272.885 shares	**	14,949
	Torray Fund	118.8 shares	**	4,636
	Tweedy Browne Global Value Fund	420.742 shares	**	11,108
	US Global Regent Eastern European	714.151 shares	**	28,209
	UMB Scout Small Cap Fund	162.244 shares	**	2,572
	Value Line Income & Growth Fund	311.257 shares	**	2,605
	Van Kampen Real Estate SEC Fund A	638.133 shares	**	15,775
	Vanguard Energy Fund	496.067 shares	**	27,805
	Vanguard GNMA Fund Investor SHS	283.848 shares	**	2,924
	Vanguard Selected Value	240,674.382 shares	**	4,539,119
	Vanguard Wellesley Income Fund	483.674 shares	**	10,191
	Vanguard Windsor II Fund	220,145.872 shares	**	6,897,170
	Vanguard 500 Index Fund Investor SHS	175.239 shares	**	20,138
	WF Advantage Mid Cap Disciplined	323.198 shares	**	6,629
	WF Advantage Ultra Short Term Income	1,673.537 shares	**	15,313
	William Blair Intl Growth Fund	541.866 shares	**	13,666

	Total Mutual funds			44,368,577

	Unit Investment Trusts:
	IShares MSCI Brazil Index	100 shares	**	3,337
	IShares MSCI Japan Index Fund	600 shares	**	8,112
	IShares TR Dow Jones Select Dividend	4,000 shares	**	245,040
	Nasdaq 100 Shares	1,500.875 shares	**	60,653

	Total Unit Investment Trusts			317,142

	Money Market Accounts:
	Schwab Cash Reserves Sweep Shares	31,727.550 shares	**	31,728
	Schwab Money Market Fund	825,388.400 shares	**	825,388
	Schwab US Treasury Money Fund	24,495.920 shares	**	24,496

		(c) Description of
		investment including
		maturity date and rate
	(b) Identity of issue, borrower,	of interest, collateral,		(e) Current
(a)	lessor or similar party	par or maturity value	(d) Cost	value
	Schwab Government Securities Fund	7,669,597.85 shares	**	7,669,598
	Stock Liquidity	477.52 shares	**	477

	Total Money Market Accounts			8,551,687

	Common/Collective Trusts:
	Schwab Managed Retirement 2010	55,707.846 shares	**	769,883
	Schwab Managed Retirement 2020	113,850.047 shares	**	1,702,058
	Schwab Managed Retirement 2030	54,392.592 shares	**	865,930
	Schwab Managed Retirement 2040	31,930.474 shares	**	515,677
	Schwab Managed Retirement, Inc.	451.770 shares	**	4,730

	Total Common/Collective Trusts			3,858,278

	Corporate Obligations:
	Swiss Government	65,000 shares	**	51,714

	Other Assets:
	San Juan Basin Royal TR	233.915 shares	**	10,186

	Limited Liability Company Units
	Angstrom Preferred Holdings, LLC	20,000 units	**	30,200

	Promissory Note:
	Baptist Foundation Promissory Note	Interest rate: 11.75%;
		maturity date: November
		7, 2012; unsecured	**	12,612

	Limited Partnerships:
	Beaconsfield LP Fund I	1 unit	**	11,133

	Participant loans	Interest rates ranging
		from 6.00% to 11.00%	**	1,579,458

	Total investments			$67,031,368

*	Denotes a party-in-interest

**	Disclosure of historical cost information is not required for participant directed investments.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Inter-Tel, Incorporated Tax Deferred Savings Plan and Retirement Trust has duly caused this report to be signed by the undersigned hereunto duly authorized.
Inter-Tel, Incorporated Tax Deferred Savings Plan and Retirement Trust

/s/ Kurt R. Kneip Inter-Tel, Incorporated
Kurt R. Kneip
Sr. Vice President and Chief Financial Officer
Date: June 29, 2006

EXHIBIT INDEX
Exhibit:
Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm